To Our Shareholders
The Company reported income before pre-opening expenses for the third quarter of $9.2 million, compared to $19.1 million for the same period last year. Earnings per share for the quarter before pre-opening expenses were $0.27 compared to $0.56 for the same period last year. Earnings for the quarter were lower than those in the same quarter last year primarily as a result of higher interest and depreciation charges and poor results at Resorts Atlantic City.

Earnings before interest, taxes, depreciation and pre-openings expenses (EBITDA) for the quarter of $35.5 million increased by 38.7% over last year's $25.6 million.

The Company's flagship Paradise Island operations generated EBITDA of $20.4 million compared to $6.4 million in the same period last year. Atlantis achieved an average occupancy of 79% for the quarter, and recorded an average room rate of $196, an increase of 28% over the same period last year.

The results for the quarter were adversely affected by the impact of Hurricane Floyd during September. The property did sustain some damage and experienced a number of cancellations. Rectification work commenced immediately. Although almost all of the resort is now operating normally, certain remedial work is continuing and should be complete by year-end. Discussions with the Company's insurance carriers are in progress regarding recovery of damage repair costs together with loss of earnings. EBITDA for the quarter includes management's current estimate of amounts anticipated to be recovered from insurers for business interruption related to the hurricane. At the Ocean Club, the company's 59-room boutique hotel on Paradise Island, Hurricane Floyd caused considerable damage to the hotel's garden and beach facilities and, in order to ensure that it will continue to provide a superb experience in the luxury segment of the resort market, it has been closed until the 1999 Christmas season to enable full restoration of its facilities.

The airport on Paradise Island closed during the quarter with the sole carrier to this airport redirecting its service into Nassau International Airport. The airport was closed to enable the Company to begin developing the eastern part of Paradise Island into an exclusive resort, with a championship golf course, luxury homes, villas and condominiums. The airport was closed approximately one month ahead of plan due to damage from Hurricane Floyd. Sales of these properties are expected to commence in the first half of next year.

Resorts Atlantic City generated EBITDA of $9.3 million for the quarter, excluding pre-opening expenses, compared to $13.8 million for the same period last year. The property did not recover business levels it had lost while under reconstruction in the first half of this year. Slot revenues were below last year partly due to a reduction in the number of slot machines on the casino floor and disappointing results in the higher denomination segment of the market. Management is focused on addressing these issues and additional slot machines will be installed to bring the slot count back to historical levels. Although table games experienced a 38% increase in drop, table win was marginally below last year due to an unusually low hold percentage in the casino. This had the effect of further depressing the quarter's results as the higher marketing costs incurred to stimulate the increase in drop had to be absorbed without the benefits of increased win. During the quarter, the Atlantic City gaming market showed growth in total gaming revenues of 4% over the previous year.

The Mohegan Sun Casino, which is managed by Trading Cove Associates, a partnership in which the Company has a 50% interest, performed well for the quarter, generating earnings before interest, taxes, management fees, depreciation and bingo ("Adjusted EBITDA") of $70.3 million, a 14% increase over the same period last year. The property achieved an Adjusted EBITDA margin of 38% for the quarter. Slot revenues for the quarter increased by 17% over the same period last year with a slot win per unit per day of $495 compared to $423 last year. The overall Connecticut gaming market continued to demonstrate strong growth in the quarter, with slot revenues increasing by 13% over the same period last year. The Company's share of management fees was $7.3 million for the quarter.

The Company has recently amended its current $375 million credit facility to allow for borrowings up to $625 million, subject to certain covenants and restrictions. The amended facility provides the company with the funding to complete the acquisition of the Desert Inn, which is expected to close during the second half of 2000.


/s/Sol Kerzner
Sol Kerzner
Chairman of the Board & Chief Executive Officer
November 15, 1999
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.


                          Sun International Hotels Limited
                      Condensed Consolidated Balance Sheets
                            (In Thousands of Dollars)


                                                 September 30,     December 31,
                                                     1999             1998
                                                --------------  ---------------
                                                 (unaudited)
                        Assets
Current assets:
   Cash and cash equivalents                         $ 35,692          $ 61,206
   Restricted cash                                      1,076             1,917
   Trade receivables, net                              44,020            36,319
   Due from affiliates                                 11,172             7,062
   Inventories                                         10,937             8,899
   Prepaid expenses                                    11,253             5,126
                                                -------------     -------------
     Total current assets                             114,150           120,529
   Property and equipment, net                      1,351,407         1,257,165
   Subordinated notes receivable                       94,398            87,385
   Deferred charges and other assets                   47,569            36,889
   Investment in associated companies
    and joint venture                                  26,184            26,894
   Goodwill                                            94,515            96,871
                                               ==============     =============
     Total assets                                 $ 1,728,223       $ 1,625,733
                                               ==============     =============


     Liabilities and Shareholders' Equity
Current liabilities:
   Current maturities of long-term debt               $ 1,726           $ 2,382
   Accounts payable and other liabilities             118,838           130,989
   Capital creditors                                   10,241            33,736
                                               --------------     -------------
       Total current liabilities                      130,805           167,107
                                               --------------     -------------

Long-term debt, net of current maturities             657,572           565,752
Deferred tax liability                                 42,223            42,253
                                               --------------     -------------
   Total liabilities                                  830,600           775,112
                                               --------------     -------------

Shareholders' equity                                  897,623           850,621
                                               --------------     -------------
   Total liabilities and shareholders' equity     $ 1,728,223       $ 1,625,733
                                               ==============     =============

               Sun International Hotels Limited
          Condensed Consolidated Statements of Operations
           (In Thousands of Dollars Except Per Share Data)
                           (Unaudited)


                                   For the Three Months     For the Nine Months
                                    Ended September 30,     Ended September 30,
                                     1999         1998       1999        1998
                                   --------------------    --------------------
Revenues:
 Casino and resort revenues        $ 169,515  $ 126,785    $ 539,511  $ 405,076
  Less: promotional allowances       (12,762)   (10,910)     (37,977)   (31,247)
                                   ---------  ---------    ---------  ---------
                                     156,753    115,875      501,534    373,829
 Tour operations                       7,611      3,274       21,584     10,290
 Management and other fees            10,414     10,544       33,780     30,070
 Real estate related                       -          -            -        754
 Other                                   729        706        2,141      2,072
                                   ---------  ---------    ---------  ---------
                                     175,507    130,399      559,039    417,015
                                   ---------  ---------    ---------  ---------
Expenses:
 Casino and resort expenses          107,685     82,941      321,347    251,696
 Tour operations                       7,384      3,207       21,441     10,022
 Selling, general and administrative  21,139     14,143       64,143     51,881
 Corporate expenses                    3,824      4,486       12,663     14,394
 Depreciation and amortization        15,006      7,915       42,933     23,140
 Pre-opening expenses                  4,335          -        5,398          -
                                   ---------  ---------    ---------  ---------
                                     159,373    112,692      467,925    351,133
                                   ---------  ---------    ---------  ---------
Operating income                      16,134     17,707       91,114     65,882

Other income and expenses:
 Interest income                       3,068      3,435        9,494     12,371
 Interest expense, net of
  capitalization                     (12,325)      (236)     (37,186)    (2,450)
 Equity in earnings of associated
  company                                365        231        1,700      1,041
 Other, net                              159          -          865          -
                                   ---------  ---------    ---------  ---------
Income before income taxes             7,401     21,137       65,987     76,844
Provision for income taxes            (2,528)    (1,996)      (7,477)    (5,996)
                                   ---------  ---------    ---------  ---------
 Net income                          $ 4,873   $ 19,141     $ 58,510   $ 70,848
                                   =========  =========    =========  =========

Diluted earnings per share            $ 0.14     $ 0.56       $ 1.71     $ 2.07
                                   =========  =========    =========  =========
Weighted average number of shares
 outstanding                          34,148     34,218       34,269     34,189
                                   =========  =========    =========  =========

                        Sun International Hotels Limited
                      Consolidated Statement of Cash Flows
                             (Dollars in thousands)
                                  (Unaudited)

                                                    For the Three Months Ended
                                                          September 30,
                                                      1999               1998
                                                   ----------         ---------
Cashflows from operating activities:
  Reconciliation of net income to net cash
   provided by operating activities:
    Net income                                       $ 4,873          $ 19,141
    Depreciation and amortization                     15,587             8,479
    Provision for doubtful receivables                 1,247               321
    Provision for discount on CRDA obligations, net      157               156
    Gain on disposal of fixed assets                    (159)                -
    Net change in working capital accounts           (10,045)           (3,965)
    Net change in deferred charges                     1,129            (1,792)
    Net change in deferred tax liability                   -              (500)
    Equity earnings from affiliates, net                (365)             (231)
                                                    --------          --------
      Net cash provided by operating activities       12,424            21,609
                                                    --------          --------
Cashflows from investing activities:
  Payments for construction capital expenditures     (14,743)          (91,001)
  Other operating capital expenditures               (12,884)          (10,841)
  Acquisition of other fixed assets                      (47)          (10,209)
  Desert Inn acquisition costs                          (366)                -
  Proceeds from the sale of assets                     4,364                 -
  Payments for investment in joint venture                (5)
  Preopening expenses                                      -            (5,246)
  Payments for expenses of merger                          -               (34)
  CRDA deposits                                         (680)             (744)
                                                    --------          --------
    Net cash used in investing activities            (24,361)         (118,075)
                                                    --------          --------

Cashflows from financing activities:
  Proceeds from issuance of debt                      37,000            80,000
  Repayment of debt                                  (11,436)             (721)
  Payment for purchase of treasury shares            (12,354)                -
  Proceeds from exercise of stock options                304               239
                                                    --------          --------
    Net cash provided by financing activities         13,514            79,518
                                                    --------          --------
Net increase (decrease) in cash and cash equivalents   1,577           (16,948)
Cash and cash equivalents at beginning of period      35,191            50,456
                                                    --------          --------
Cash and cash equivalents at end of period          $ 36,768          $ 33,508
                                                    ========          ========